UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

ZHONGCHAO INC.

(Translation of Registrant's name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 11, 2020, Zhongchao Inc. (the “Company”) issued a press release announcing that it has partnered with the China Association of Health Promotion and Education (the “CAHPE”) on developing live interactive programs/courses (the “Project”) to promote and implement the Global Initiative for Chronic Obstructive Lung Disease (the “GOLD”) in China. Some of the programs/courses are currently available on the Company’s “MDMOOC” platform at www.mdmooc.org.

Launched in 1997 in collaboration with the National Heart, Lung, and Blood Institute of U.S. National Institutes of Health and the World Health Organization, GOLD is a global initiative to raise awareness of chronic obstructive pulmonary disease (“COPD”) and to improve prevention and treatment of this lung disease for patients around the world. GOLD’s primary objectives include: i) Recommend effective COPD management and prevention strategies for use in all countries; ii) Increase awareness of the medical community, public health officials and the general public that COPD is a public health problem; iii) Decrease morbidity and mortality from COPD through implementation and evaluation of effective programs for diagnosis and management; iv) Promote study into reasons for increasing prevalence of COPD including relationship with environment; and v) Implement effective programs to prevent COPD.

The Project decomposes the guidelines covered in the latest GOLD Report (2020 Edition) and converts them into scene-based, live interactive programs/courses. These programs/courses are available in diverse forms, including articles, case studies, video demos, interactive graphics, prescription simulations, expert interviews and academic salons, and offer a convenient and effective way for medical workers to better apply the latest GOLD guidelines to their clinical practices.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Press release dated August 11, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang Chief Executive Officer
Title:

Date: August 11, 2020

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